September 18, 2006

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. H. Christopher Owings, Assistant Director

Re:	O2Diesel Corporation
Registration Statement on Form S-3
Filed July 28, 2006
File No. 333-136119

Dear Mr. Owings:

O2Diesel Corporation (the “Registrant”) hereby requests acceleration of the effective date of the above referenced registration statement to 10:00 a.m. on September 20, 2006, or as soon as practicable thereafter.

The Registrant acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing of the above referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing of the above referenced registration statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert the declaration of effectiveness or the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Andrea Mancuso (703-720-7027) or Kevin Lavin (703-720-7011) of Arnold & Porter LLP if you have any questions regarding this matter.

Sincerely,

/s/ Alan Rae

Alan Rae
Chief Executive Officer